Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. This discussion should be read in conjunction with our interim consolidated financial statements and the notes to such financial statements, which are included in this Report on Form 6-K. In addition, this information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2022, or the Annual Report, including the consolidated annual financial statements as of December 31, 2022, and their accompanying notes included therein, filed with the Securities and Exchange Commission, or the SEC, on May 1, 2023.

Unless otherwise indicated, all references to the terms “we”, “us”, “our”, “SciSparc”, “the Company” and “our Company” refer to SciSparc Ltd. and its wholly-owned subsidiaries. References to “Ordinary Shares, and “warrants” refer to the ordinary shares, and warrants, respectively, of SciSparc.

We report financial information under International Financial Reporting Standards, as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

References to “U.S. dollars,” “USD” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. Unless otherwise indicated, U.S. dollar translations of NIS amounts presented herein are translated using the rate of NIS 3.70 to $1.00, the exchange rate reported by the Bank of Israel on June 30, 2023.

On August 18, 2023, we convened a general meeting of our shareholders, whereby the shareholders approved, inter alia, a reverse split of our share capital up to a ratio of 30:1. On September 14, 2023, our Board resolved that the final ratio for the reverse split of our share capital would be 26:1, which became effective on September 28, 2023 (the “Reverse Split”). Unless the context expressly indicates otherwise, all references to share and per share amounts referred to herein reflect the amounts after giving effect to the Reverse Split.

Forward-Looking Statements

The following discussion contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to raise capital through the issuance of additional securities;

●	our ability to advance the development our product candidates, including the anticipated starting and ending dates of our anticipated clinical trials;

●	our assessment of the potential of our product candidates to treat certain indications;

●	our ability to successfully receive approvals from the U.S. Food and Drug Administration, or other regulatory bodies, including approval to conduct clinical trials, the scope of those trials and the prospects for regulatory approval of, or other regulatory action with respect to our product candidates, including the regulatory pathway to be designated to our product candidates;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate, including the impact of any changes in regulation and legislation that could affect the pharmaceutical industry;

●	our ability to commercialize our existing product candidates and future sales of our existing product candidates or any other future potential product candidates;

●	our ability to meet our expectations regarding the commercial supply of our product candidates;

●	our ability to integrate successfully our e-Commerce business of the WellutionTM brand, which focuses on the sale of hemp-based products on the Amazon.com marketplace, held by our majority subsidiary owned, SciSparc Nutraceuticals Inc;

our ability to pursue a restructuring plan and list NewCo (as defined below) on a leading stock exchange;

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	the impact of competition and new technologies;

●	changes in our strategy, including our Restructuring Plan (as defined below);

●	litigation;

●	our ongoing ability to remain eligible to list our ordinary shares on Nasdaq; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” of the Annual Report as well other factors in the Annual Report.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in the Annual Report. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Report of Foreign Private Issuer on Form 6-K.

Overview

We are a specialty clinical-stage pharmaceutical company. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid therapies. With this focus, we are currently engaged in the development of the following pharmaceutical compositions comprising N-acylethanolamines and cannabinoids, such as Palmitoylethanolamide (PEA) and/or Δ9-tetrahydrocannabinol (THC) and/or non-psychoactive cannabidiol (CBD) and/or other cannabinoid receptor agonists: SCI-110 for the treatment of Tourette syndrome, or TS and Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of Autism Spectrum Disorder, or ASD, and Status Epilepticus, or SE. We also have a majority-owned subsidiary whose business focuses on the sale of hemp-based products on the Amazon.com marketplace.

SCI-110 is a combination therapy candidate based on two components: (1) THC, which is the major cannabinoid molecule in the cannabis plant, and (2) CannAmide™, a proprietary PEA formulation. PEA is an endogenous fatty acid amide that belongs to the class of nuclear factor agonists, which are molecules that regulate the expression of genes. We believe that the combination of THC and PEA may induce a synergistic effect, which has strong potential to treat TS and Alzheimer’s disease and agitation.

SCI-160 is a novel pharmaceutical preparation containing a CB2 receptor agonist for the treatment of pain. This innovative CB2 receptor agonist was synthesized by Raphael Mechoulam, Ph.D., Professor of Medicinal Chemistry at the Hebrew University, a member of the SciSparc Scientific Advisory Board.

Pursuant to the positive results obtained in the phase IIa TS study conducted at Yale School of Medicine, we are developing a regulatory dossier to be submitted to the U.S. Food and Drug Administration, German Federal Institute for Drugs and Medical Devices and the Israeli Ministry Of Health for our SCI-110 program for TS. In February 2021, we announced an agreement with The Israeli Medical Center for Alzheimer’s, to conduct a phase IIa clinical trial to evaluate the potential safety, tolerability and efficacy of SCI-110 in patients with Alzheimer’s disease and agitation using our proprietary cannabinoid-based technology. Sporadic observation in healthy or sick individuals indicated that cannabis products and in particular THC have calming and anti-anxiety effects. Based on our pre-clinical and clinical experience using SCI-110 we believe that this treatment may potentially be found to be more safe and efficacious than THC alone. In addition, we announced in November 2022 positive interim results from our Phase IIa clinical study in Alzheimer’s Disease Patients with Agitation, At the interim analysis, the study met its primary endpoints of safety, including non-treatment related adverse events and drop out patients from the study; specifically, SCI-110 did not cause delirium, oversedation, hypotension or falls even in the highest dose tested (12.5MG Dronabinol+400mg PEA). In addition, SCI-110 treatment was also found to reduce agitation - 75% of patients did not need to use additional medication to control agitation and 75% of patients experienced increased appetite. Similarly, following positive results in a pre-clinical study that consisted of in vitro tests which showed synergy between CBD and PEA, we announced in December 2019 progression of SCI-210 into a clinical stage, and our plans to initiate a randomized, double blind placebo controlled study to evaluate the potential efficacy, safety and tolerability of SCI-210 in treating patients with ASD. In addition, in March 2021, we announced an agreement with The Sheba Fund for Health Services and Research at Chaim Sheba Medical Center, to examine the potential role of SCI-210 on status epilepticus. In December 2022, we announced positive study results from our pre-clinical study in SE indicating differences in mortality rate as well as seizure rates over time in comparison to CBD monotherapy in two different doses and in an untreated control group. In the low-CBD group, a higher mortality rate (although not significant) was found and therefore it is reasonable to believe that no significant impact on neuronal protection was achieved. In the high-CBD group, greater, although not significant, levels of neuronal protection were found together with a decreased mortality rate when compared to the control groups. The level of neuronal protection in the SCI-210 treatment was significantly higher compared to the control group and no mortality was found in this group.

Recent Developments

On September 14, 2022, we entered into a definitive agreement, or the Wellution Acquisition Agreement, to acquire Wellution™, or the Brand, a top-seller account on Amazon.com marketplace, or Amazon, for a base cash consideration of $4.59 million and certain additional deferred payments, based on the Brand’s EBITDA in the 12 month period following the closing, which was on September 30, 2022. In connection with the Wellution Acquisition Agreement, we established a new wholly owned subsidiary, SciSparc Nutraceuticals Inc., or SciSparc Nutraceuticals, to hold the new assets. The Brand sells hemp-based products, including hemp gummies, hemp oil capsules, hemp gel, hemp cream, detox pills, height pills, antibacterial creams, and anti-aging creams, among other beauty and hair treatment products that are all manufactured in the United States.

On February 23, 2023, we entered into a stock purchase agreement, or the Wellution Sales Agreement, with Jeffs’ Brands Ltd., or Jeffs Brands, and Jeffs’ Brands Holdings Inc., a newly-formed wholly owned subsidiary, or Jeffs’ Brands Holdings, of Jeffs’ Brands, which closed on March 22, 2023. Pursuant to the Wellution Sales Agreement, Jeffs’ Brands Holdings acquired from us a number of shares of stock equal to approximately a 49% interest in our wholly owned subsidiary, SciSparc Nutraceuticals which owns WellutionTM, for $2.5 million in cash, and additional deferred cash payments of approximately $489,330 accounting for price adjustments related to inventory and working capital, which is to be paid in five equal monthly installments beginning in May 2023, or the Price Adjustment. As collateral for the payment in full of the Price Adjustment, we held back such number of shares of common stock of SciSparc Nutraceuticals, equal to the outstanding due amount of the Price Adjustment, or the Holdback Shares. Following the closing of the transaction on March 22, 2023, which included an equity conversion of financing amounts previously provided by us to SciSparc Nutraceuticals for working capital, and the release of the Holdback Shares upon the payment in full of the Price Adjustment, the Company will hold approximately 51% of the share capital of SciSparc Nutraceuticals .In addition, in connection with the closing of the transaction, we and Jeffs’ Brands engaged in a mutual share exchange in the amount of $288,238 of ordinary shares from each of us and Jeffs’ Brands. The number of shares in the share exchange was calculated based on the average closing price of the relevant company’s shares for 30 consecutive trading days ending on the third trading day immediately prior to the closing. Accordingly, we acquired 247,415 ordinary shares of Jeffs’ Brands and Jeffs’ Brands acquired 13,858 ordinary shares of us having an aggregate value of $288,238, which was adjusted from $300,000 according to the 4.99% ownership limit included in the definitive agreements, or the Share Exchange. As part of the Wellution Sales Agreement, Jeffs Brands and SciSparc Nutraceuticals entered into a consulting agreement, pursuant to which Jeffs’ Brands will provide management services to SciSparc Nutraceuticals for the WellutionTM brand for a monthly fee of $20,000 and Jeffs’ Brands received a one-time signing bonus in the amount of $51,000. The consulting agreement is for an undefined period of time and may be terminated by either party with 30 days advance notice.

On January 25, 2023, we announced that our board of directors resolved to pursue a restructuring plan, or the Restructuring Plan, which involves transferring our pharmaceutical activities to a new wholly-owned subsidiary, or NewCo. As part of the Restructuring Plan, we intend to examine the possibility of listing NewCo on a leading stock exchange, while maintaining our controlling interest in NewCo such that we will continue to control our current business activities. We also intend to explore other potential new opportunities, activities and investments in a variety of sectors. Any restructuring and possible listing of NewCo on a stock exchange may be subject to, among other things, market conditions, tax or other business analyses, regulatory approvals, receipt of any necessary consents, final approvals from our board of directors and satisfaction of any closing conditions to effectuate such corporate restructuring and listing of NewCo. There can be no assurance regarding the ultimate timing of the intended Restructuring Plan and listing of NewCo or that they will be completed at all.

On June 25, 2023 we entered into a share purchase agreement, or the AutoMax SPA, with AutoMax Motors Ltd., or AutoMax, an Israeli company traded on the Tel Aviv Stock Exchange and the leading parallel importer and distributor of vehicles in Israel, pursuant to which, at the closing and upon the terms and conditions set forth in the AutoMax SPA, we invested NIS 2,500,000 in cash, in exchange for ordinary shares of AutoMax based on a price per share of NIS 0.5. Following the closing, we hold approximately 5.6% of the issued and outstanding share capital of AutoMax.

On August 18, 2023, we convened a general meeting of our shareholders, whereby the shareholders approved, among other things, a reverse split of our share capital up to a ratio of 30:1 with the primary intent of increasing the price of our ordinary shares in order to meet minimum bid price requirement of Nasdaq. On September 14, 2023, our Board resolved that the final ratio for the Reverse Split would be 26:1, which became effective on September 28, 2023.

On October 11, 2023, the Company entered into a private placement transaction (the “Private Placement”), pursuant to a Securities Purchase Agreement (the “Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”) with an institutional investor (the “Purchaser”) for aggregate gross proceeds of approximately $5 million (representing a 30% original issue discount to the aggregate purchase price of approximately $7.18 million), before deducting fees to the placement agent and other expenses payable by the Company in connection with the Private Placement. The Company intends to use the net proceeds from the Private Placement for general corporate purposes, including working capital. Aegis Capital Corp. (“Aegis”), acted as the exclusive placement agent for the Private Placement. As part of the Private Placement, the Company issued units (the “Units”), at a purchase price of $3.72 per Unit, consisting of 1,930,108 pre-funded ordinary share purchase warrants (the “Pre-Funded Warrant”) to purchase up to 1,930,108 ordinary shares of the Company, no par value per share (the “Ordinary Shares”), and an additional accompanying Pre-Funded Warrant to purchase up to 1,930,108 Ordinary Shares. The Pre-Funded Warrants are immediately exercisable upon issuance and have a term of five years from issuance at an exercise price of $0.001 per Ordinary Share.

Operating Results

During the year ended December 31, 2022, we began generating revenues through our subsidiary SciSparc Nutraceuticals, which owns the Wellution™ brand. Total revenues recognized in the six months ended June 30, 2023, amounted to $1,972 thousand.

To date, we have not generated revenue from our drug development segment from the sale of any pharmaceutical product candidates, and we do not expect to generate significant revenue in this business within the next year at least. As of June 30, 2023, we had an accumulated deficit of approximately $66 million. Our operating activities are described below under “Operating Expenses.”

Revenues

During the six months ended June 30, 2023, we generated revenues in the amount of $1,972 thousand, compared to $0 revenue recorded during the six months ended June 30, 2022. Revenue in the six months ended June 30, 2023, was primarily attributable to our subsidiary SciSparc Nutraceuticals, which owns the Wellution™ brand.

Cost of goods sold

The cost of goods sold comprises mainly purchases of Wellution™ brand products, Amazon transaction fees, storage and transportation costs to the Company’s warehouse. The cost of goods sold in the six months ended June 30, 2023 amounted to $1,267 thousand, compared to $0 cost of goods recorded during the six months ended June 30, 2022.

Operating Expenses (in thousands of dollars)

Our current operating expenses consist of two components – research and development expenses, and general and administrative expenses, including sales and marketing expenses through our subsidiary SciSparc Nutraceuticals, which owns the Wellution™ brand.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related personnel expenses, regulatory and other expenses and clinical studies expenses.

The following table discloses the breakdown of research and development expenses:

	Six month period ended June 30,
	2023	2022
	(unaudited)	(unaudited)
	(in thousands of USD)

Wages and related expenses	202	243
Share-based payments	23	224
Clinical studies	145	106
Research and preclinical studies	45	410
Chemistry and formulations	-	118
Regulatory and other expenses	366	373
Total	781	1,474

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, share-based compensation expense, professional service fees for accounting, legal, bookkeeping, facilities and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Six month period ended June 30,
	2023	2022
	(unaudited)	(unaudited)
	(in thousands of USD)

Wages and related expenses	217	245
Share-based payment	45	431
Professional and directors fees	1,366	1,292
Investor relations and business expenses	310	1,193
Office maintenance, rent and other expenses	48	63
Regulatory expenses	104	113
Wellution operating expenses	366	-
Business development	38	2
Total	2,494	3,339

Comparison of the six months ended June 30, 2023 to the six months ended June 30, 2022

Research and Development Expenses, net

Our research and development expenses for the six months ended June 30, 2023, amounted to $781 thousand, representing a decrease of $693 thousand, or 47%, compared to $1,474 thousand for the six months ended June 30, 2022. The decrease was primarily attributable to a decrease of $201 thousand in share-based expenses, a decrease of $365 thousand in research and preclinical studies, and a decrease of $118 thousand in chemistry and formulations expenses.

General and Administrative Expenses

Our general and administrative expenses totaled $2,494 thousand for the six months ended June 30, 2023, a decrease of $845 thousand, or 25%, compared to $3,339 thousand for the six months ended June 30, 2022. The decrease was primarily attributable to a decrease of $883 thousand in investor relations and business expenses, and a decrease of $386 thousand in share-based expenses, offset in part by an increase of $366 thousand in operating expenses of the Wellution™ brand consisting primarily of advertising expenses, promotional rebates, and other fees charged by Amazon.

Sales and marketing

The sales and marketing expenses comprises mainly of advertising and promotional rebates on Amazon. The sales and marketing expenses in the six months ended June 30, 2023 amounted to $397 thousand, compared to $0 sales and marketing expenses recorded during the six months ended June 30, 2022. This increase was primarily attributable to our subsidiary SciSparc Nutraceuticals, which owns the Wellution™ brand, and its sales and marketing expenses.

Operating Loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2023, was $2,967 thousand, compared to an operating loss of $3,339 thousand for the six months ended June 30, 2022, a decrease of $372 thousand, or 13%.

Finance Expense and Income

Finance expenses and income consist of revaluation of debt instruments presented at fair value, related issuance expenses of debt instruments and bank fees.

We recognized finance income, net for the six months ended June 30, 2023, of $147 thousand, representing a change of $1,052 thousand compared to finance expenses of $905 thousand for the six months ended June 30, 2022. The increase was primarily due to a change in the fair value of the warrants we issued in June 2022, offset by impairment of financial assets. Changes in the fair value of the June 2022 warrants are mainly due – and correlate – to the changes in the market price of the Company’s shares.

Total Comprehensive Loss

Our total comprehensive loss for the six months ended June 30, 2023, was $2.93 million, representing a decrease of $2.83 million, or 49%, compared to $5.76 million for the six months ended June 30, 2022.

Liquidity and Capital Resources

Overview

As of June 30, 2023, we had $2,125,000 in cash, including short term restricted deposits.

The table below presents our cash flows:

	Six months ended June 30,
	2023	2022
	(unaudited)	(unaudited)
	(in thousands of USD)

Net cash used in operating activities	(3,201)	(2,188)

Net cash used in investing activities	(1,071)	(708)

Net cash provided by financing activities	2,779	8,966

Operating Activities

Net cash used in operating activities was $3,233 thousand for the six months ended June 30, 2023, compared with net cash used in operating activities of $2,188 thousand for the six months ended June 30, 2022. The increase is primarily due to decreases in adjustments to the profit or loss item of finance expenses relating to the change in fair value of warrants of $1,023 thousand, offset in part by losses from remeasurement of investment in financial assets of $855 thousand, and in adjustments to the working capital item of change in other accounts receivable of $684 thousand.

Investing Activities

Net cash used in investing activities was $1,071 thousand for the six months ended June 30, 2023, compared with $708 thousand cash used in investing activities for the six months ended June 30, 2022. Net cash used in investing activities was due to our investment in MitoCare X Bio Ltd. in the amount of $400 thousand, and our investment in financial assets of $687 thousand.

Financing Activities

Net cash provided by financing activities of $2,811 thousand in the six months ended June 30, 2023, primarily from the sale of a minority interest in a subsidiary pursuant to the Wellution Sales Agreement in the amount of $2,886 thousand, offset by issuance expenses in respect of a shelf prospectus in the amount of $50 thousand and by repayment of lease liability in the amount of $26 thousand. Net cash provided by financing activities of $8.97 million in the six months ended June 30, 2022, consisted mainly of $9.0 million of net proceeds from the issuance of share capital and warrants, offset by repayment of lease liability in the amount of $39 thousand.

Wellution Sales Agreement

On February 23, 2023, we entered into the Wellution Sales Agreement with Jeffs’ Brands Holdings and Jeffs’ Brands, pursuant to which, at the closing, which occurred on March 28, 2023, Jeffs’ Holdings acquired from us a number of shares of common stock of SciSparc Nutraceuticals equal to approximately a 49% interest in our wholly owned subsidiary, SciSparc Nutraceuticals, which owns the WellutionTM brand, for a consideration of $2.5 million in cash, and an additional deferred cash payment of approximately $489 thousand.

In connection with the closing, we and Jeffs’ Brands undertook a mutual share exchange in the amount of approximately $288 thousand of ordinary shares from each of us and Jeffs’ Brands. The number of shares in the share exchange was calculated based on the average closing price of the relevant company’s shares for 30 consecutive trading days ending on the third trading day immediately prior to the closing. Accordingly, we acquired 247,415 ordinary shares of Jeffs’ Brands and Jeffs’ Brands acquired 13,858 ordinary shares from us having an aggregate value of $288 thousand.

Following the closing of the transaction, which included an equity conversion of the financing amounts of approximately $700 thousand previously provided by the Company to SciSparc Nutraceuticals for working capital, into shares of common stock at the price per share of the Wellution Sales Agreement and the release of the Holdback Shares, we will hold approximately 51% of SciSparc Nutraceuticals.

AutoMax SPA

On June 25, 2023, we entered into the AutoMax SPA with AutoMax, pursuant to which, at the closing and upon the terms and conditions set forth in the AutoMax SPA, we invested NIS 2,500 thousand in cash, in exchange for ordinary shares of AutoMax based on a price per share of NIS 0.5. Following the closing, we hold approximately 5.6% of the issued and outstanding share capital of AutoMax.

Underwritten Public Offering

On August 14, 2023, we closed an underwritten public offering, or the Public Offering, of 212,500 ordinary shares, at a purchase price of $5.20 per ordinary share and pre-funded warrants to purchase up to 37,500 ordinary shares at a purchase price of $5.174 per pre-funded warrant, for aggregate gross proceeds of approximately $1.3 million, pursuant to an underwriting agreement between us and Aegis, or the Underwriter, on August 10, 2023. Pursuant to the terms of the Underwriting Agreement, we also granted the Underwriter a 45-day option to purchase up to an additional 37,500 ordinary shares solely to cover over-allotments, if any, at the Public Offering share price less underwriting discounts and commissions.

The pre-funded warrants were exercisable immediately upon issuance and have an exercise price of $0.026 per share. Following the Public Offering and as of September 27, 2023, the Company issued 25,000 ordinary shares in respect of the exercise of 25,000 pre-funded warrants.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our ordinary shares and American Depositary Shares, or ADSs, as well as exercises of warrants and options to purchase ordinary shares or ADSs, as the case may be. We have incurred losses and generated negative cash flows from operations since August 2004. Since August 2004, we have not generated any revenue from the sale of our pharmaceutical product candidates and we do not expect to generate revenues from sale of our pharmaceutical product candidates in the next few years.

As of June 30, 2023, our cash, including short-term bank deposits, were $2,125 thousand.

We believe that our existing cash resources will not be sufficient to finance our operating activities in the foreseeable future, and we expect that we will require substantial additional capital to complete the development of, and to commercialize, our product candidates. If we do seek to raise additional capital, there can be no guarantee or assurance that we will be successful in raising such additional capital or that the term of such capital raise will be on terms favorable to us.

In September 2022, we purchased Wellution™, a business and brand which sells hemp-based products on the Amazon.com marketplace.

On January 25, 2023, we announced that our board of directors resolved to pursue a Restructuring Plan which involves transferring our pharmaceutical activities to NewCo. As part of the Restructuring Plan, we intend to examine the possibility of listing NewCo on a leading stock exchange, while maintaining our controlling interest in NewCo such that we will continue to control our current business activities. We also intend to explore other potential new opportunities, activities and investments in a variety of sectors.

Any restructuring and possible listing of NewCo on a stock exchange may be subject to, among other things, market conditions, tax or other business analyses, regulatory approvals, receipt of any necessary consents, final approvals from our board of directors and satisfaction of any closing conditions to effectuate such corporate restructuring and listing of NewCo. There can be no assurance regarding the ultimate timing of the intended restructuring and listing of NewCo or that they will be completed at all.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional financing sooner than planned. Our efforts to commercialize our proprietary PEA oral tablets CannAmide™ may not lead to any revenue or revenue at the level at which we are expecting. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our product candidates;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt and/or equity financings. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. This raises substantial doubts about our ability to continue as a going concern. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our product candidates.

Research and development, patents and licenses, etc.

A comprehensive discussion of our research and development, patents and licenses, etc., is included in “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report.

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, obligations and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report.